VIA EDGAR

October 22, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Julia Griffith

Dietrich King

Re:	Cabaletta Bio, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-234017

Dear Ms. Griffith and Mr. King,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cabaletta Bio, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 24, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Barbara Bispham at (212) 459-7252. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Barbara Bispham, by facsimile to (646) 219-7880.

If you have any questions regarding this request, please contact Barbara Bispham of Goodwin Procter LLP at (212) 459-7252.

Sincerely,

CABALETTA BIO, INC.

/s/ Steven Nichtberger
Steven Nichtberger
President and Chief Executive Officer

cc:	Steven Nichtberger, Cabaletta Bio, Inc.

Anup Marda, Cabaletta Bio, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

Michael Minahan, Goodwin Procter LLP

Barbara Bispham, Goodwin Procter LLP

[Signature Page to Acceleration Request]